UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli (646) 330-5908 sborinelli@breakstone-group.com

ASUR Announces New Nominees to Board of Directors

MEXICO CITY, March 13, 2012 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced that it was by informed by Inversiones y Tecnicas Aeroportuarias, S.A.P.I de C.V. (“ITA”), Grupo Ado, S.A. de C.V. (“ADO”), and Fernando Chico Pardo that they have agreed to appoint Fernando Chico Pardo and José Antonio Pérez Antón to ASUR’s board of directors.

Pursuant to ASUR’s bylaws, as sole holder of ASUR’s Series “BB” shares, ITA has the right to elect two members of ASUR’s board of directors. ADO indirectly holds 49%, and Fernando Chico Pardo indirectly holds 51%, of ITA’s capital stock.

Furthermore, each holder of 10% of ASUR’s capital stock is entitled to elect one member of ASUR’s board of directors, thus Fernando Chico Pardo and ADO will elect Luis Chico Pardo and Aurelio Pérez Alonso to ASUR’s board of directors.  See biographies below.

These appointments will be made at ASUR’s annual stockholder’s meeting for 2012, which has not yet been announced.

Fernando Chico Pardo
Mr. Chico Pardo is a member of our board of directors and Chairman of the Board since April 28, 2005. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero BBVA Bancomer, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 60 years old.

José Antonio Pérez Antón
Mr. Pérez Antón has been Chief Executive Officer of ADO since 2006 and a member of the board of directors of ADO since 2005. He has worked for ADO since 1996. Mr Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Councillor at ITI (the Intermodal Transportation Institute, based in Denver). He is 39 years old.

Luis Chico Pardo
Mr. Chico is a member of our board of directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division at the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the board of directors of the venture capital investment firm Promecap. Mr. Chico Pardo is 71 years old.

Aurelio Pérez Alonso
Mr. Pérez Alonso has been Deputy Chief Executive Officer of ADO since 2006 and a member of the board of directors of ADO since 2005. Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and is currently a member of the Board of Directors of CANAPAT. He is 40 years old.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 13, 2012